Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

EnerSys

Computation of Ratio of Earnings to Fixed Charges

The following table sets forth the ratio of earnings to fixed charges of the Company for the five fiscal years ended March 31, 2009:

	Fiscal year ended March 31,
	2009	2008	2007	2006	2005
	(dollars in thousands)
Earnings:
Income before provision for income taxes	$123,187	$86,195	$63,102	$44,803	$49,742
Plus: fixed charges	33,457	39,140	38,638	33,835	31,253

Total	156,644	125,335	101,740	78,638	80,995

Fixed charges:
Interest expense	$23,708	$29,746	$29,613	$25,582	$23,808
Interest within rental expense	9,749	9,394	9,025	8,253	7,445

Total	33,457	39,140	38,638	33,835	31,253

Ratio of earnings to fixed charges	4.68	3.20	2.63	2.32	2.59

NOTE: These Ratios include EnerSys and its consolidated subsidiaries. The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated, where “earnings” consist of (1) earnings from operations before income taxes plus (2) fixed charges, and “fixed charges” consist of (a) interest, whether expensed or capitalized, on all indebtedness, (b) amortization of premiums, discounts and capitalized expenses related to indebtedness, and (c) an interest component representing one-third of total operating lease rental expense which is that portion deemed to be interest. Interest on FIN 48 liabilities is included in the tax provision in the Company’s Consolidated Statements of Income and is excluded from the computation of fixed charges.